Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

August 31, 2007

Ms. Mellissa Campbell Duru

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	Chesapeake Energy Corporation

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2007

File No. 001-13726

Dear Ms. Duru:

This letter sets forth the responses of Chesapeake Energy Corporation to the comments on our proxy statement for the 2007 annual meeting of shareholders of the staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated August 21, 2007.

For your convenience, we have repeated below each of the comments followed by the company’s response.

Board Independence, page 17

1.

You state that your board of directors considered some relationships that it concluded did not impair your directors’ independence. Please describe the nature of such transactions, relationships or arrangements. See Instruction 3 to Item 407(a) of Regulation S-K.

Response:         We believe we have described by specific category or type any transactions, relationships or arrangements considered by the board in determining director independence. The second paragraph under “Board Independence” on page 17, for example, describes the general nature of business relationships and transactions considered (“any business conducted with or payments made/received by the Company with an organization in which a director served as an executive officer in 2006”). Specifically, the board committee considered that Chesapeake purchases oil field equipment and services in the ordinary course of business from a company in which Mr. Miller is the Chairman, President and Chief Executive Officer. The first paragraph under “Board Independence” also references consideration of transactions disclosed on

Securities and Exchange Commission

August 31, 2007

page 48 under “Transactions with Related Persons” (which includes Chesapeake’s purchase of oil and natural gas royalty interests from trusts benefiting siblings of Mr. Kerr) and other “relationships between the Company (and/or any of its executive officers) and each director or any member of his immediate family.” The latter included relationships relating to employment (Mr. Keating’s daughter-in-law is employed by Chesapeake as a landman) and family (Mr. Kerr is the son of Mr. McClendon’s grandfather’s brother).

2006 Directors Compensation, page 20

2.

Include a footnote describing all assumptions you made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the instruction to Item 402(k), which states that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:         The table on page 20 sets forth the compensation earned by our non-employee directors in 2006. We considered the instruction to Item 402(k) and the instruction to Item 402(c)(2)(v) and (vi) but concluded they applied only to stock option grants. Note (b) to the table states that we granted no stock options in 2006. Further, any options previously granted to our non-employee directors were immediately exercisable upon grant. As a result, and as reflected in the table, there was no expense recognized in 2006 for stock options granted to non-employee directors in prior years.

Note (a) to the table explains that the stock award column shows the expense recognized in our 2006 financial statements for the fair value of restricted stock granted in 2006 and prior fiscal years in accordance with SFAS 123(R). The fair value of restricted stock is determined based on the fair market value of the shares on the date of grant and this value is amortized over the vesting period. There are no assumptions needed to determine the fair value of restricted stock, unlike the fair value determination of stock options which requires a number of assumptions such as volatility, average term and the risk-free interest rate.

For greater clarity, we will consider adding a sentence, such as the second sentence in the preceding paragraph, explaining how the SFAS 123(R) expense amount is determined for restricted stock.

Compensation Discussion and Analysis, page 28

3.

We note your discussion of the Founder Well Participation Program. Given that only two of your named executive officers have been allowed to participate in the past in the program and the material manner in which they have benefited from working interests in properties drilled by the company, please consider revising your disclosure to provide greater balance and context. In your discussion of the benefits associated with the program and how it assists in aligning the interests of Mr. McClendon to that of the

Securities and Exchange Commission

August 31, 2007

company also highlight, for example, you should disclose whether the founders’ total compensation as reported in the summary compensation table during 2006 was significantly higher or lower than income they earned from their participatory working interests granted under the FWPP.

Response:         We acknowledge the staff’s request and will consider providing “greater balance and context” about the FWPP in future filings. We note, however, that there is extensive discussion of the FWPP on pages 46 and 47. There we describe the history of the program, define the participation permitted and explain participation mechanics, including the details of calculating and billing participation costs. In this discussion, as well as the one in CD&A on page 28, we have provided the reasons the board believes the program “fosters and promotes the development and execution of the Company’s business,” quoting from page 28. We have tried to ensure that our shareholders understand this unique right accorded our founders (now only Mr. McClendon, following his co-founder’s separation from the company in February 2006).

We are aware that the program is unusual and does not fit easily into the disclosure regime for executive compensation or related party transactions. You have urged that the company disclose, as an example, how Mr. McClendon’s total 2006 compensation compared to income earned from his FWPP participation interests. We believe such a comparison is inappropriate in that total compensation represents cash and the value of equity and other benefits received by Mr. McClendon; there is no countervailing expense charged to him. The FWPP, on the other hand, involves both revenues and expenses. Any revenue Mr. McClendon has received required the expenditure of his personal funds at considerable risk as to any one well. During 2006, participation revenue and expenditures for Mr. McClendon were $71.2 million and $106.2 million (an amount disclosed on page 47 of the proxy statement), resulting in a net expenditure by Mr. McClendon of $35 million to participate in the FWPP. Since inception in 1993, the amounts invested by Mr. McClendon in the program have significantly exceeded the revenues generated by his well participation interests.

Another reason we have not disclosed Mr. McClendon’s annual FWPP revenue is that it flows from property that belongs to him, not the company. (An exception was our 2005 proxy statement, in which the FWPP was a matter put to a shareholder vote.) After the company assigns an interest in an oil and natural gas lease to Mr. McClendon pursuant to the FWPP, Mr. McClendon and the company become joint working interest owners in that lease. Mr. McClendon pays his expenses the same as any other joint working interest owner, and the company pays its expenses. Because related person transactions are involved (leasehold purchase/sale, operator services, etc.), our proxy statements have disclosed each year the amounts of FWPP leasehold, drilling, completion, equipping and operating costs billed by the company to and paid by Mr. McClendon. We do not, however, disclose income he receives from, or the value of, his FWPP interests—or any other of his personal assets.

Securities and Exchange Commission

August 31, 2007

4.

In this section you have only provided a general overview of the compensation program. Your discussion omits specific analysis of how the compensation program is actually applied. Please revise your discussion to provide analysis for each named executive officer of how the criteria on page 28 applied to each officer. Your discussion should address, for each named executive officer, how the bullet points on page 28 were considered in determining, for each element of compensation, the amount of compensation awarded. Please also identify amongst the factors listed, the most material factor used in the assessment of the individual and discuss generally, the relative weighting, if any, assigned to each of the criteria listed. Please also clarify the distinctions in factors of “individual performance” and “soft skills.” See Item 402(b)(2)(vii) of Regulation S-K.

Response:         The first two paragraphs on page 29 were intended to address how the bullet points on page 28 were specifically applied to our named executive officers. We address factors relevant to our CEO’s compensation (responsibility for the long-term strategies, growth and profitability of the company) in the fourth paragraph on page 29 and his role in shaping the vision for the company and transforming it into a leader in U.S. natural gas production in the third paragraph under “Compensation Discussion and Analysis” on page 28. In 2006, our Compensation Committee considered the criteria on page 28 in combination when setting the compensation of each executive officer and did not separately analyze each bullet point on page 28 specifically with respect to each executive officer. As such, no individual bullet point was given more weight than any other. Additionally, our Compensation Committee did not analyze each element of compensation (i.e., base salary, cash bonuses and restricted stock) individually with respect to each bullet point on page 28. We will clarify this method of analysis and the difference between “individual performance” and “soft skills” in our 2008 proxy statement.

5.

Revise to give consideration to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. Please clarify for example, your statement on page 28 regarding perquisites awarded to Mr. McClendon. Discuss how the specific duties of Mr. McClendon, relative to the duties of other key senior executives, factored into the significant amount and type of perquisites he received.

Response:         Our discussion in the last three paragraphs on page 28 and the first four paragraphs on page 29 was intended to highlight the similarities and differences among our NEOs. These include weighting Mr. McClendon’s compensation more toward equity because of his unique role as founder and CEO (restricted share awards 6.6x those of the next most highly compensated executive officer, as reflected in the Grants of Plan-Based Awards Table for 2006 on page 36). We also discuss the grouping for compensation purposes of our COO and CFO and of our executive vice presidents of exploration and of acquisitions and dispositions. We will expand this discussion in our 2008 proxy

Securities and Exchange Commission

August 31, 2007

statement, which will include a more specific description of and rationale for the perquisites awarded to Mr. McClendon.

Elements of Compensation, page 29

6.

On page 29, you disclose the committee’s consideration annually of the compensation programs of the company’s peers. Revise to identify the peer group of companies you reference. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:         As stated on page 29, the company reviews and considers the executive compensation programs of its peers to ensure that the company’s compensation remains competitive. The company’s compensation decisions are not materially based on such peer group information, however. We do not, for example, attempt to position any element of an NEO’s compensation in a target peer group percentile. In this circumstance, we believed that Item 402(b)(2)(xiv) did not require disclosure of the peer companies used by the Compensation Committee in surveying industry executive compensation practices.

Cash Bonus, page 30

7.

We direct you to Item 402(b)(l)(v) of Regulation S-K. Your disclosure regarding the determination of cash bonus amounts is unclear. Clarify, by reference to the cash bonus amounts awarded in fiscal 2006 to each named executive officer, the specific factors considered in the committee’s subjective evaluation of the company’s and individual’s performance during 2006. To provide greater clarity to the disclosure, revise to state, if true, that even if the company’s performance is poor in a given year, that an individual may still be awarded a cash bonus. Finally, clarify your statement, by reference to a specific example involving a named executive officer, of when a cash bonus was awarded based on individual performance in a review period that was expected to provide substantial benefit to the company in future periods.

Response:         As indicated in our response to Comment 4 above, our Compensation Committee considers cash bonuses in light of the criteria listed on page 28 in combination and not individually. We will clarify this method of analysis in our 2008 proxy statement. We will also clarify that an NEO may still be awarded a cash bonus even if some metrics of company performance are poor. We note, for example, that Mr. Rowland’s execution of the company’s hedging program is one of his primary responsibilities and is therefore used to measure his performance. The value of the company’s hedging position rises and falls with changes in highly volatile commodity prices. As a result, there may be large swings in short periods of time. Because the hedging program is designed to mitigate commodity price risk over many quarters, however, out-of-the-money hedges at a point in time may provide substantial benefit to the company in future periods. Volatile oil and natural gas prices also affect the volume of and present value of future net cash flows from our proved reserves. SEC rules require that the company assess the value of proved reserves quarterly using current prices. This

Securities and Exchange Commission

August 31, 2007

may result in writedowns affecting our financial performance and a decrease in our booked reserves. This situation would not indicate poor performance for compensation purposes. Of course, a pattern of downward revisions of our proved reserves for reasons other than price would be a performance measure that could adversely affect the evaluation of every NEO.

Finally, we acknowledge your request to clarify in future proxy statements if a cash bonus has been awarded based on the individual performance of an NEO that is expected to provide substantial benefit to the company in future periods. We will do so in the appropriate instance. However, as indicated above, it has been the practice of our Compensation Committee to consider cash bonuses in light of the criteria listed on page 28 in combination and not individually. Further, we believe that an executive officer’s individual performance will very often involve matters that are expected to provide substantial benefit to the company in future periods. As a result, the Compensation Committee may not specifically award a cash bonus on this basis, even though superior individual performance will generally benefit the company over the long term. We note, for example, that the rewards of decisions relating to oil and natural gas exploration, entity and leasehold acquisitions, hedging, investments in other businesses and so forth will almost always come in future periods.

Restricted Stock, page 30

8.

Revise to clarify the specific factors the committee considered to determine the amount of restricted stock that the company awarded to a named executive officer. See Item 402(b)(1)(v) of Regulation S-K and Instruction 1 to Item 402(b) of Regulation S-K.

Response:         Please refer to our responses to the staff’s Comments 4 and 7. Our Compensation Committee considers restricted stock award amounts in light of the criteria listed on page 28 in combination and not individually. We will clarify this method of analysis in our 2008 proxy statement.

Post-Employment Compensation, page 38

9.

Please explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and change in control arrangements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:         As we described on page 31 under “Termination Arrangements” we believe such termination arrangements are necessary for employee retention in our industry. Our Compensation Committee believes the payment and benefit levels provided to our named executive officers in their employment agreements pursuant to a termination without cause should correspond to the level of risk and responsibility assumed by the executive officer and should provide sufficient comfort to empower the executive officer to make the types of decisions that impact the future of the company

Securities and Exchange Commission

August 31, 2007

without fear of imminent termination. Because our CEO is ultimately responsible for the vision of the company and the execution of the company’s business strategy, our Compensation Committee believes that the CEO is entitled to compensation and benefits for the remainder of his then current employment agreement in addition to immediate vesting of all unvested equity compensation. The Compensation Committee believes payment of base salary for one year and immediate vesting of all unvested equity compensation are appropriate given the risk and responsibility assumed by the company’s other executive officers.

The Compensation Committee acknowledges that the company’s executive officers are not likely to be retained by a successor in the event of a change of control. Therefore, the Committee believes that guaranteeing the executive officers more than one year’s cash compensation (with two years’ cash compensation being the appropriate level) is sufficient to incent the executive officers to continue to work for the company, even if/when a change of control were to appear imminent. Additionally, to incent the CEO to continue to provide vital leadership and direction to the company’s employees during a change of control, the Compensation Committee believes the CEO should be provided a more substantial compensation guarantee than that provided to the executive officers. However, such guarantee should only be paid if the CEO’s services are not retained under reasonable terms by the successor. The Committee believes a cash payment equal to three years’ compensation and personal administrative support continuation for one year are appropriate under the above described scenario.

With respect to the termination of an executive officer resulting from an officer’s disability preventing continued service to the company, the Compensation Committee believes that a cash payment equal to 6 months of compensation and benefits, as well as immediate vesting of all unvested equity compensation, is appropriate to bridge the officer’s transition to another vocation or supplement insurance and other sources of income in the event of long-term disability. The Committee further believes that the compensation guaranteed pursuant to the CEO’s employment agreement should be honored in full in the event of the CEO’s termination resulting from disability.

In the event of an executive officer’s death, the Committee believes that a payment of 12 months base salary plus immediate vesting of the executive officer’s unvested equity compensation is appropriate to respect the officer’s previous contributions to the company.

As you requested in the comment letter, we acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

August 31, 2007

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (405) 879-9225, or you may contact our outside counsel Connie Stamets, Bracewell & Giuliani LLP, at (214) 758-1622.

Very truly yours,

Jennifer M. Grigsby

Senior Vice President, Treasurer

and Corporate Secretary